UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Entry into Underwriting Agreement.

On September 16, 2020, NuCana plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Cowen and Company, LLC, William Blair & Company L.L.C. and Truist Securities, Inc., as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering of 15,555,556 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value £0.04 per share (the “Underwritten Securities”). All of the Underwritten Securities are being sold by the Company. The offering price to the public of the Underwritten Securities is $4.50 per ADS, and the Underwriters have agreed to purchase the Underwritten Securities from the Company pursuant to the Underwriting Agreement at a price of $4.23 per ADS. The Company expects to receive net proceeds from the offering of approximately $65.5 million, after deducting underwriting discounts and commissions and estimated offering expenses. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 2,333,333 ADSs (the “Option Securities” and together with the Underwritten Securities, the “Securities”) at the public offering price less the underwriting discounts and commissions. The offering is expected to close on or about September 21, 2020, subject to the satisfaction of customary closing conditions.

The Underwritten Securities and any Option Securities will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration Statement No. 333-227624) that was previously filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2018 and became effective on October 22, 2018 (the “Registration Statement”). A final prospectus supplement relating to the offering dated September 16, 2020 was filed with the Commission.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein.

A copy of the legal opinion and consent of Bristows LLP relating to the validity of the issuance and sale of the Securities is attached as Exhibit 5.1 hereto and is incorporated by reference herein.

Other Events.

On September 17, 2020, the Company issued a press release announcing the pricing of the underwritten public offering, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-227624).

Exhibits

1.1	Underwriting Agreement, dated September 16, 2020, by and among the Company, Jefferies LLC, Cowen and Company, LLC, William Blair & Company L.L.C. and Truist Securities, Inc., as representatives of the several underwriters named therein.

5.1	Opinion of Bristows LLP.

23.1	Consent of Bristows LLP (contained in Exhibit 5.1).

99.1	Press Release of NuCana plc, dated September 17, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: September 18, 2020